UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

O céu
do Brasil é
Azul

Interim Condensed Financial Statements Individual and Consolidated 2Q2025 Azul S.A.

Contents

Declaration of the officers on the interim condensed individual and consolidated financial statements	3
Declaration of the officers on the independent auditor’s report	4
Summary report of the statutory audit committee	5
Independent auditor report	6

Statements of financial position	8
Statements of operations	10
Statements of comprehensive income	12
Statements of changes in equity	13
Statements of cash flows	14
Statements of value added	15
Notes	16

2

AZUL S.A. Declaration of the officers June 30, 2025

Declaration of the officers on the interim condensed individual and consolidated financial statements

In accordance with item VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2025.

Barueri, August 14, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

3

AZUL S.A. Declaration of the officers June 30, 2025

Directors’ statement on the independent auditor’s report

In accordance with item V of article 27 of CVM Resolution No. 80, of March 29, 2022, the Board of Directors declares that it reviewed, discussed and agreed with the opinion expressed in the independent auditor’s report on the examination of the interim condensed individual and consolidated financial statements relating to for the three and six months ended June 30, 2025.

Barueri, August 14, 2025.

John Peter Rodgerson

CEO

Alexandre Wagner Malfitani

Vice President of Finance and Investor Relations

Daniel Tckaz

Technical Vice President

Abhi Manoj Shah

Vice President of Revenue

4

AZUL S.A. Summary report of the statutory audit committee June 30, 2025

Opinion of the statutory audit committee

In compliance with the legal provisions, the Statutory Audit Committee reviewed the management report and the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2025. Based on this review and also considering the information and clarifications provided by the Company management and by Grant Thornton Auditores Independentes Ltda. during the year, the Statutory Audit Committee expressed a favorable opinion on the management report and on the interim condensed individual and consolidated financial statements for the three and six months ended June 30, 2025, together with the independent auditor’s report issued by Grant Thornton Auditores Independentes Ltda., recommending the Board of Directors to approve them.

Barueri, August 14, 2025.

Gilberto de Almeida Peralta

Member and Coordinator of the Audit Committee

Renata Faber Rocha Ribeiro

Member of the Audit Committee

James Jason Grant

Member of the Audit Committee

5

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on review of interim financial information

To the Shareholders, Board of Directors, and Management of

Azul S.A.

Barueri – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Azul S.A.
(the Company), comprised in the Quarterly Information Form for the quarter ended June 30, 2025, comprising the balance sheet as of June 30, 2025 and the respective statements of income and comprehensive income for the periods of three and six months then ended, and changes in shareholders’ equity and cash flows for the period of six months then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial Reporting and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is significantly less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

6

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Material uncertainty related to the Company`s ability to continue as a going concern

We draw attention to Explanatory Note no. 2 to the individual and consolidated interim financial information, which states those were prepared under the going concern assumption and that, as of June 30, 2025, the Company's current liabilities exceeded its current assets in the amount of R$ 43,870 thousand (parent) and in the amount of R$ 14,183,562 thousand (consolidated), also stating negative shareholders' equity in the amount of R$ 26,040,457 thousand as of that date and cash flow applied to operational activities in the amounts of R$ 270,698 thousand (parent) and R$ 381,397 thousand (consolidated) to the period of six months ended June 30, 2025. On May 28, 2025, the Company voluntarily filed for judicial reorganization with the United States Bankruptcy Court for the Southern District of New York, under the provisions of Chapter 11 of the United States Bankruptcy Code. These events and conditions, together with other factors described therein, indicate the existence of material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. The plans and actions being developed by management to restore the Company’s financial-economic balance, its cash flow and financial position are described in Explanatory Note no. 2. The individual and consolidated interim financial information do not include any adjustments that may arise from the result of such uncertainty. Our conclusion is not qualified regarding this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2025, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added standard. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance to the criteria defined in that standard and consistently in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, August 14, 2025

Grant Thornton Auditores Independentes Ltda.

CRC 2SP-025.583/O-1

Élica Daniela da Silva Martins

Accountant CRC 1SP-223.766/O-0

7

AZUL S.A. Statements of financial position June 30, 2025 and December 31, 2024 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Assets	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Current assets

Cash and cash equivalents	5	1,775	2,015	1,458,776	1,210,009
Short-term investments	6	-	-	1,134,294	71,898
Accounts receivable	7	-	-	1,689,331	1,775,374
Inventories	8	-	-	988,149	943,578
Deposits	9	-	-	329,666	328,876
Taxes recoverable	10	32	11	210,806	203,951
Related parties	28	-	1,307,350	-	-
Advances to suppliers	11	131	-	257,240	274,282
Other assets	12	18,016	2,357	1,111,863	850,052
Total current assets		19,954	1,311,733	7,180,125	5,658,020

Non-current assets

Long-term investments	6	-	-	-	1,040,454
Deposits	9	12	65	3,205,680	3,063,786
Taxes recoverable	10	-	-	36,136	36,136
Related parties	28	1,518,360	1,570,408	-	-
Other assets	12	-	-	480,613	411,701
Investments	14	758,100	759,173	-	-
Property and equipment	15	-	-	2,919,391	3,034,554
Right-of-use assets	16	-	-	11,508,596	11,470,679
Intangible assets	17	-	-	1,566,500	1,559,613
Total non-current assets		2,276,472	2,329,646	19,716,916	20,616,923

Total assets		2,296,426	3,641,379	26,897,041	26,274,943

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

8

AZUL S.A. Statements of financial position June 30, 2025 and December 31, 2024 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
Liabilities and equity	Note	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Current liabilities

Loans and financing	18	-	-	4,961,964	2,207,199
Leases	19	-	1,241,318	4,153,780	6,314,221
Convertible debt instruments	20	30,703	124,321	30,703	124,321
Accounts payable	21	22,368	72,674	3,583,882	4,147,225
Derivative financial instruments	22	-	-	-	65,375
Airport taxes and fees	23	-	-	756,199	584,739
Air traffic liability and loyalty program	24	-	-	6,530,716	6,326,057
Salaries and benefits	25	2,287	2,470	563,200	508,448
Taxes payable	26	382	956	97,078	125,055
Provisions	27	-	-	500,379	670,722
Related parties	28	8,084	5,291	-	-
Other liabilities		-	-	185,786	268,935
Total current liabilities		63,824	1,447,030	21,363,687	21,342,297

Non-current liabilities

Loans and financing	18	-	-	11,827,106	12,774,218
Leases	19	-	1,441,847	13,467,588	15,064,626
Convertible debt instruments	20	641,633	1,058,047	641,633	1,058,047
Accounts payable	21	-	107,416	1,370,456	1,162,396
Airport taxes and fees	23	-	-	756,818	792,680
Taxes payable	26	794	809	187,132	198,898
Provisions	27	319	142	2,509,346	3,508,314
Related parties	28	1,264,334	1,083,007	-	-
Provision for loss on investment	14	26,365,979	28,938,351	-	-
Other liabilities		-	-	813,732	808,737
Total non-current liabilities		28,273,059	32,629,619	31,573,811	35,367,916

Equity	29

Issued capital		7,131,859	2,315,628	7,131,859	2,315,628
Unpaid capital		(71,034)	-	(71,034)	-
Capital reserve		(1,405,973)	2,066,023	(1,405,973)	2,066,023
Treasury shares		(4,338)	(4,334)	(4,338)	(4,334)
Other comprehensive income		5,917	5,917	5,917	5,917
Accumulated losses		(31,696,888)	(34,818,504)	(31,696,888)	(34,818,504)
		(26,040,457)	(30,435,270)	(26,040,457)	(30,435,270)

Total liabilities and equity		2,296,426	3,641,379	26,897,041	26,274,943

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

9

AZUL S.A. Statements of operations Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Parent company
		Three-months periods ended		Six-months periods ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Administrative expenses		(59,823)	(11,028)	(69,618)	(29,313)
Other income (expenses), net		2,679	(29)	2,418	(132)

	33	(57,144)	(11,057)	(67,200)	(29,445)

Equity	14	282,028	(3,803,883)	2,184,874	(4,888,775)

Operating (loss) profit		224,884	(3,814,940)	2,117,674	(4,918,220)

Financial income		734,465	2,329	734,487	2,619
Financial expenses		(126,759)	(79,006)	(584,050)	(143,195)
Derivative financial instruments, net		683,242	205,598	880,738	357,171
Foreign currency exchange, net		(47,837)	(156,340)	(27,233)	(197,808)

Financial result	34	1,243,111	(27,419)	1,003,942	18,787

Profit (loss) before IR and CSLL		1,467,995	(3,842,359)	3,121,616	(4,899,433)

Deferred income tax and social contribution	13	-	32,746	-	39,526

Profit (loss) for the period		1,467,995	(3,809,613)	3,121,616	(4,859,907)

Basic profit (loss) per common share – R$	30	0.02	(0.15)	0.05	(0.19)
Diluted profit (loss) per common share – R$	30	0.02	(0.15)	0.05	(0.19)
Basic profit (loss) per preferred share – R$	30	1.71	(10.96)	3.96	(13.99)
Diluted profit (loss) per preferred share – R$	30	1.71	(10.96)	3.96	(13.99)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

10

AZUL S.A. Statements of operations Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$, except basic and diluted loss per share)

		Consolidated
		Three-months periods ended		Six-months periods ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Passenger revenue		4,578,922	3,859,064	9,596,296	8,216,104
Other revenues		363,422	313,681	740,470	635,053
Total revenue	32	4,942,344	4,172,745	10,336,766	8,851,157

Cost of services	33	(4,284,824)	(3,413,132)	(7,451,377)	(6,848,228)

Gross profit		657,520	759,613	2,885,389	2,002,929

Selling expenses		(177,420)	(200,724)	(435,570)	(415,099)
Administrative expenses		(315,356)	(147,245)	(591,127)	(274,310)
Other income (expenses), net		(200,998)	29,537	(414,059)	(71,603)
	33	(693,774)	(318,432)	(1,440,756)	(761,012)

Operating (loss) profit		(36,254)	441,181	1,444,633	1,241,917

Financial income		783,649	50,994	815,238	95,918
Financial expenses		(1,728,953)	(1,334,329)	(4,527,879)	(2,558,252)
Derivative financial instruments, net		655,849	168,497	860,716	358,440
Foreign currency exchange, net		1,793,716	(3,168,414)	4,528,935	(4,037,168)
Financial result	34	1,504,261	(4,283,252)	1,677,010	(6,141,062)

Profit (loss) before IR and CSLL		1,468,007	(3,842,071)	3,121,643	(4,899,145)

Current income tax and social contribution	13	(12)	(288)	(27)	(288)
Deferred income tax and social contribution	13	-	32,746	-	39,526

Profit (loss) for the period		1,467,995	(3,809,613)	3,121,616	(4,859,907)

Basic profit (loss) per common share – R$	30	0.02	(0.15)	0.05	(0.19)
Diluted profit (loss) per common share – R$	30	0.02	(0.15)	0.05	(0.19)
Basic profit (loss) per preferred share – R$	30	1.71	(10.96)	3.96	(13.99)
Diluted profit (loss) per preferred share – R$	30	1.71	(10.96)	3.96	(13.99)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

11

AZUL S.A. Statements of comprehensive (loss) income Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

	Parent company and Consolidated
	Three-months periods ended		Six-months periods ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Profit (loss) for the period	1,467,995	(3,809,613)	3,121,616	(4,859,907)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Total comprehensive income	1,467,995	(3,809,613)	3,121,616	(4,859,907)

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements

12

AZUL S.A. Statements of changes in equity Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

Description	Note	Issued capital	Unpaid capital	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2024		2,315,628	-	2,066,023	(4,334)	5,917	(34,818,504)	(30,435,270)

Profit for the period		-	-	-	-	-	3,121,616	3,121,616
Total comprehensive income		-	-	-	-	-	3,121,616	3,121,616

Capital increase	29	4,816,231	(71,034)	-	-	-	-	4,745,197
Cost of issuing shares	-	-	-	(43,048)	-	-	-	(43,048)
Share-based payment (a)	31	-	-	70,551	-	-	-	70,551
Effect of fair value of shares issued (b)	-	-	-	(3,499,499)	-	-	-	(3,499,499)
Share buyback	29	-	-	-	(4)	-	-	(4)

At June 30, 2025		7,131,859	(71,034)	(1,405,973)	(4,338)	5,917	(31,696,888)	(26,040,457)

Description	Note	Issued capital	AFAC (c)	Capital reserve	Treasury shares	Other comprehensive income	Accumulated losses	Total

At December 31, 2023		2,314,821	789	2,029,610	(9,041)	3,106	(25,667,133)	(21,327,848)

Loss for the period		-	-	-	-	-	(4,859,907)	(4,859,907)
Total comprehensive income		-	-	-	-	-	(4,859,907)	(4,859,907)

Share buyback	29	-	-	(69)	(2,527)	-	-	(2,596)
Share-based payment (a)	31	807	(789)	23,767	-	-	-	23,785

At June 30, 2024		2,315,628	-	2,053,308	(11,568)	3,106	(30,527,040)	(26,166,566)

(a)	Referring to the vesting and cancellation of share-based compensation plans (Option Plan and RSU).
(b)	Difference between the issue value and the fair value of the shares.
(c)	Advance for future capital increase.

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

13

AZUL S.A. Statements of cash flows Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	Six-months periods ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Cash flows from operating activities
Profit (loss) for the period	3,121,616	(4,859,907)	3,121,616	(4,859,907)
Result reconciliation items
Depreciation and amortization	-	-	1,578,014	1,225,914
Gain (loss) from impairment	-	-	-	(14,274)
Derivative financial instruments, net	(880,738)	(357,171)	(860,716)	(358,440)
Share-based payment	-	-	70,515	22,244
Foreign currency exchange, net	38,640	197,711	(4,552,541)	3,989,508
Financial result	(187,787)	149,089	3,484,225	2,414,826
Provisions, net	176	(15)	84,627	33,768
Recovery of expenses and write-offs of other assets	-	-	-	(481,690)
Result from modification of lease, suppliers and provision	-	-	(1,292,971)	(88,924)
Result in the write-off of fixed assets, right of use and intangible assets	-	-	40,971	(38,999)
Deferred income tax and social contribution	-	(39,526)	-	(39,526)
Result of sale and sale and leaseback	-	-	(32,900)	(27,441)
Others	-	-	-	38,809
Equity	(2,184,874)	4,888,775	-	-
Reconciled result	(92,967)	(21,044)	1,640,840	1,815,868

Changes in operating assets and liabilities
Accounts receivable	-	-	21,254	248,018
Inventories	-	-	(56,976)	(161,432)
Deposits	53	-	(274,359)	(230,541)
Taxes recoverable	(21)	4,878	(4,007)	1,305
Derivative financial instruments, net	-	-	(46,821)	(15,439)
Other assets	(15,659)	(5,083)	(282,109)	(167,740)
Accounts payable	16,466	30	(495,234)	375,306
Airport taxes and fees	-	-	104,532	(19,895)
Air traffic liability and loyalty program	-	-	371,553	497,690
Salaries and benefits	(183)	106	106,866	96,413
Taxes payable	(492)	(206)	(49,036)	(3,261)
Provisions	-	-	(307,871)	(200,105)
Other liabilities	-	-	(97,535)	1,850
Total changes in operating assets and liabilities	164	(275)	(1,009,743)	422,169

Interest paid
Loans and financing	(2,675)	(10,087)	(437,078)	(620,679)
Lease	-	-	(256,379)	(235,952)
Convertible debt instruments	(175,219)	(76,382)	(175,219)	(76,382)
Others	-	-	(223,686)	(190,109)
	(177,894)	(86,469)	(1,092,362)	(1,123,122)

Net cash used by operating activities	(270,698)	(107,788)	(381,397)	1,114,915

Cash flows from investing activities
Short and long-term investments	-	-	(22,380)	(107,424)
Cash received on sale of property and equipment	-	-	7,270	-
Sale and leaseback	-	-	30,699	10,322
Acquisition of property and equipment	-	-	(34,721)	(450,594)
Acquisition of capitalized maintenance	-	-	(119,619)	(222,736)
Acquisition of intangible assets	-	-	(47,391)	(78,398)
Net cash used by investing activities	-	-	(186,142)	(848,830)

Cash flows from financing activities
Loans and financing
Proceeds	-	250,000	5,118,039	2,279,918
Repayment	-	-	(2,118,346)	(1,021,728)
Costs	-	(4,446)	(390,166)	(46,953)
Reverse factoring	-	-	-	(402,814)
Leases	-	-	(1,729,422)	(1,533,554)
Related parties	272,898	(135,944)	-	-
Cost of issuing shares	(43,048)	-	(43,048)	-
Capital increase	51,207	-	51,207	-
Advance for future capital increase	-	18	-	18
Treasury shares	(4)	(2,596)	(4)	(2,596)
Net cash provided (used) by financing activities	281,053	107,032	888,260	(727,709)

Exchange rate changes on cash and cash equivalents	(10,595)	121	(71,954)	3,869

Increase (decrease) in cash and cash equivalents	(240)	(635)	248,767	(457,755)

Cash and cash equivalents at the beginning of the period	2,015	2,809	1,210,009	1,897,336
Cash and cash equivalents at the end of the period	1,775	2,174	1,458,776	1,439,581

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

14

AZUL S.A. Statements of value added Periods ended June 30, 2025 and 2024 (In thousands of Brazilian reais – R$)

		Parent company		Consolidated
		Six-months periods ended
	Note	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Gross sales revenue
Passenger revenue	32	-	-	9,597,841	8,217,591
Other revenues	32	-	-	803,387	700,673
Expected loss with accounts receivable	7	-	-	(5,256)	1,169
		-	-	10,395,972	8,919,433
Inputs acquired from third parties
Aircraft fuel		-	-	(2,960,683)	(2,726,854)
Materials, energy, third-party services and others (c)		(41,141)	(9,109)	(2,661,416)	(2,207,738)
Insurances		(5,509)	(2,642)	(49,801)	(44,378)
	33	(46,650)	(11,751)	(5,671,900)	(4,978,970)

Gross value added		(46,650)	(11,751)	4,724,072	3,940,463

Retentions	33
Depreciation and amortization		-	-	(1,578,014)	(1,225,914)
Impairment		-	-	-	14,274

Net value added		(46,650)	(11,751)	3,146,058	2,728,823

Value added received in transfers

Equity	14	2,184,874	(4,888,775)	-	-
Financial income	34	734,487	2,619	815,238	95,918
		2,919,361	(4,886,156)	815,238	95,918

Value added to be distributed		2,872,711	(4,897,907)	3,961,296	2,824,741

Distribution of value added:
Personnel (a)

Salaries and wages		17,086	14,599	935,220	885,037
Benefits		1,832	1,708	247,295	187,841
F.G.T.S.		285	276	87,455	78,516
	33	19,203	16,583	1,269,970	1,151,394
Taxes, fees and contributions

Federal (b)		1,347	(38,415)	206,526	144,682
State		-	-	25,840	24,957
Municipal		-	-	4,766	6,658
		1,347	(38,415)	237,132	176,297
Third party capital

Financial expenses	34	584,050	143,195	4,527,879	2,558,252
Derivative financial instruments, net	34	(880,738)	(357,171)	(860,716)	(358,440)
Foreign currency exchange, net	34	27,233	197,808	(4,528,935)	4,037,168
Rentals	33	-	-	194,350	119,977
		(269,455)	(16,168)	(667,422)	6,356,957

Own capital

Profit (loss) for the period		3,121,616	(4,859,907)	3,121,616	(4,859,907)

(a)	Not including INSS in the amount of R$1,022 in the parent company R$177,401 in the consolidated, as it is in the federal tax line.
(b)	In 2024, includes deferred income tax and social contribution accounted for in the parent company.
(c)	Includes subcontracting of air transport.

The accompanying notes are an integral part of this interim condensed individual and consolidated financial statements.

15

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

1.	OPERATIONS

Azul S.A. (“Azul”), together with its subsidiaries (“Company”) is a corporation governed by its bylaws, as per Law No. 6404/76 and by the corporate governance level 2 listing regulation of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). Azul was incorporated on January 3, 2008, and its core business comprises the operation of regular and non-regular airline passenger services, cargo or mail, passenger charter, provision of maintenance and hangarage services for aircraft, engines, parts and pieces, aircraft acquisition and lease, development of frequent-flyer programs, development of related activities and equity holding in other companies since the beginning of its operations on December 15, 2008.

Azul carries out its activities through its subsidiaries, mainly Azul Linhas Aéreas Brasileiras S.A. (“ALAB”) and Azul Conecta Ltda. (“Conecta”), which hold authorization from government authorities to operate as airlines and ATS Viagens e Turismo Ltda (“Azul Viagens”) for tourism services.

Azul shares are traded on B3 and on the New York Stock Exchange (“NYSE”) under tickers AZUL4 and AZUL (Note 2.2.2).

Azul is headquartered at Avenida Marcos Penteado de Ulhôa Rodrigues, 939, 8th floor, in the city of Barueri, state of São Paulo, Brazil.

1.1	Organizational structure

The Company organizational structure as of June 30, 2025 is as follows:

16

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The table below lists the operational activities in which the Azul subsidiaries are engaged, as well as the ownership.

					% equity interest
Company	Type of investment	Main activity	State	Country	June 30, 2025	December 31, 2024
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Direct	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul IP Cayman Ltd. (Azul Cayman)	Indirect	Intellectual property owner	George Town	Cayman Islands	100%	100%
IntelAzul S.A. (IntelAzul)	Direct	Other services	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Direct	Airline operations	São Paulo	Brazil	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Azul Conecta Ltda. (Conecta)	Indirect	Airline operations	São Paulo	Brazil	100%	100%
ATS Viagens e Turismo Ltda. (Azul Viagens)	Indirect	Travel packages	São Paulo	Brazil	100%	100%
ATSVP Viagens Portugal, Unipessoal LDA (Azul Viagens Portugal)	Indirect	Travel packages	Lisbon	Portugal	100%	100%
Azul IP Cayman Holdco Ltd. (Azul Cayman Holdco)	Indirect	Holding of equity interests in other companies	George Town	Cayman Islands	25%	25%
Cruzeiro Participações S.A (Cruzeiro)	Indirect	Holding of equity interests in other companies	São Paulo	Brazil	100%	100%
Azul Investments LLP (Azul Investments)	Indirect	Funding	Delaware	USA	100%	100%
Azul SOL LLC (Azul SOL)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance LLC (Azul Finance)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Finance 2 LLC (Azul Finance 2)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Blue Sabiá LLC (Blue Sabiá)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Investments LLC (Canela)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela Turbo Three LLC (Canela Turbo)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Canela 336 LLC (Canela 336)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Saira LLC (Azul Saira)	Indirect	Aircraft financing	Delaware	USA	100%	100%
Azul Secured Finance LLP (Azul Secured)	Indirect	Funding	Delaware	USA	100%	100%
Azul Secured Finance 2 LLP (Azul Secured 2)	Indirect	Funding	Delaware	USA	100%	100%

1.2	Seasonality

The Company’s operating revenues depend substantially on the general volume of passenger and cargo traffic, which is subject to seasonal changes. Our passenger revenues are generally higher during the summer and winter holidays, in Brazil, in January and July respectively, which corresponds to the holiday season. Considering the distribution of fixed costs, this seasonality tends to cause variations in operating results between periods of the fiscal year.

2.	GOING CONCERN

2.1    Management Statement

The Company’s individual and consolidated financial statements were prepared on going concern basis, which assumes that the Company will be able to fulfill its payment obligations in accordance with contracted maturities.

On performing the going concern assessment, management considered the financial position and results of operations up to June 30, 2025, as well as other foreseen or occurred events up to the date of issuance of this interim condensed individual and consolidated financial statements.

17

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The conclusion of Management refers to the business plan of the Company approved by the Board of Directors in December 2024 and the entire restructuring process in which the Company was engaged. As of May 28, 2025, the business plan is subject to changes arising from the Prearranged Restructuring in the United States (“Chapter 11”) (Note 2.2.2).

The outcome of Chapter 11 depends on factors that are beyond the Company's control, including actions by the Bankruptcy Court. These individual and consolidated quarterly financial statements do not include any adjustments that may result from the resolution of this uncertainty.

Management confirms that all relevant information specific to the interim condensed individual and consolidated financial statements is being disclosed and corresponds to that used by it in the development of its business management activities.

2.2    Restructuring

2.2.1	Holders of debt securities, lessors, and suppliers

During the first quarter of 2025, the Company progressed with the restructuring of its obligations to debt holders, lessors and suppliers (Notes 18, 19, 21 and 29).

The restructuring and recapitalization included a structured financing plan, focusing on improving liquidity, cash generation, and reducing leverage, which comprised:

•	Elimination of obligations by issuing shares to lessors and suppliers in exchange for 96,009,988 new preferred shares in a single issuance at a price of R$32.09 (reais) each and a fair value of R$3.29 (reais) each;

•	Partial exchange of the Senior Notes 2030 for new unsecured notes maturing in 2032 and an option for the Company to capitalize the interest into the principal (“PIK”);

•	Definitive and binding agreements, with deferrals of balances, term extensions, and value adjustments; and

•	Public offering, in Brazil, of a primary distribution of preferred shares (“Offering”), all registered, book-entry, and with no par value, free and clear of any liens or encumbrances, issued by the Company and consisting of the primary distribution of 464,089,849 preferred shares, at a price of R$3.58 (reais) each and a fair value of R$1.95 (reais) each.

Within the context of the restructuring, the Offering aimed not only to obtain new financial resources but also to enable the mandatory conversion of 35% of the Senior notes 2L – 2029 and 2030 into preferred shares of the Company.

18

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.2.2	Prearranged Restructuring in the United States – (“Chapter 11”)

On May 28, 2025, the Company entered into Restructuring Support Agreements (“Agreements”) with its main stakeholders, including holders of the Company’s debt securities, its largest lessor, AerCap, and strategic partners United Airlines and American Airlines, with the aim of proactively implementing a financial reorganization process. The Agreements seek to transform Azul’s capital structure through a significant reduction of indebtedness and positive cash generation. To implement them, Azul initiated a voluntary process before the United States Bankruptcy Court (“U.S. Bankruptcy Court”), based on the rules of the U.S. Bankruptcy Code (“Chapter 11”), which provides for financing during the process, debt elimination, and the prospect of new capital injections upon exit from the process.

The process began with the already formalized support of a large part of the stakeholders. The Company secured Debtor in Possession (“DIP”) financing of approximately US$1.6 billion from investors, which will be used to refinance certain existing debts and provide about US$670 million in new liquidity during the process. At the end of the process, installment amortization of the DIP is planned with proceeds from a rights offering of up to US$650 million, with a firm commitment from these investors, in addition to a possible additional investment of up to US$300 million from United Airlines and American Airlines, subject to certain conditions.

Chapter 11 is a financial reorganization process supervised by the United States Bankruptcy Court, which allows for the restructuring of liabilities while maintaining ongoing operations. Azul will use this legal tool to eliminate over US$2 billion in financial debt, readjust lease agreements, and optimize its fleet, with the goal of emerging with greater operational and financial flexibility and sustainability.

Throughout the restructuring process, the Company will continue flying and operating in the normal course of business.

It is important to highlight that a Special Independent Committee (“Committee”) was created to act as an advisory body to the Board of Directors, with powers and authority to evaluate, review, plan, supervise negotiations, and make recommendations to the Board regarding any matters arising from or related to the Chapter 11 proceedings.

The NYSE suspended trading in the Company’s American Depositary Receipts (“ADSs”) and requested the Securities and Exchange Commission to delist the ADSs, a customary procedure after filing under Chapter 11. This delisting does not affect the listing on B3.

2.3    Non-binding Memorandum of Understanding

In January 2025, the Company signed a non-binding memorandum of understanding (“MoU”) with Abra Group Limited (“Abra”) aligning the terms and conditions for the potential business combination between Azul and Gol Linhas Aéreas Inteligentes S.A. (“Gol”).

19

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

2.4    Net working capital and capital structure

The Company’s consolidated working capital and liquid equity position are as shown below:

Description	June 30, 2025	December 31, 2024	Variation

Net working capital	(14,183,562)	(15,684,277)	1,500,715
Equity	(26,040,457)	(30,435,270)	4,394,813

The variation in the balance of net working capital balance, which represents an improvement of 9.6%, is mainly due to the restructuring of its obligations to debt securities holders, lessors and suppliers and the 11.9% appreciation of the real against the dollar.

The positive variation in the equity balance is mainly due to the Company's result for the period, in the amount of R$3,121,616, and the effects related to capital increases due to the restructuring in the amount of R$1,273,197.

3.   DECLARATION OF THE MANAGEMENT, BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONDENSED INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

The Company’s interim condensed individual and consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), specifically IAS 34 – Interim Financial Reporting. The accounting practices adopted in Brazil include those included in the Brazilian corporation law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s interim condensed individual and consolidated financial statements have been prepared based on the real (“R$”) as a functional and presentation currency. All currencies shown are expressed in thousands unless otherwise noted.

The Company operates mainly through its aircraft and other assets that support flight operations, making up its cash generating unit (CGU) and its only reportable segment: air transport.

The preparation of the Company’s interim condensed individual and consolidated financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. However, the uncertainty related to these judgments, assumptions and estimates can lead to results that require a significant adjustment to the carrying amount of assets, liabilities, income and expenses in future years.

As of June 30, 2025, the Company continues to operate under the original conditions, awaiting future agreements that may be entered into under the scope of Chapter 11. Although the Company’s entry into Chapter 11 may have triggered the non-compliance with certain obligations, counterparties cannot take any action as a result of potential non-compliance.

20

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

As a consequence of the improvements made to the presentation of some items in the statements of cash flows the following reclassifications were carried out to ensure comparability of balances from the previous period:

	Consolidated
	June 30, 2024
Statements of Cash Flows	As reported	Reclassifications	Reclassified

Changes in operating assets and liabilities

Advances to suppliers	(840,355)	840,355	-
Accounts payable	1,215,661	(840,355)	375,306
Total	375,306	-	375,306

The interim condensed individual and consolidated financial statements have been prepared based on the historical cost, except for the items bellow:

Fair value:

•     Long-term investments – TAP Bond;

•     Derivative financial instruments; and

•     Debenture conversion right.

Other:

•     Investments accounted for under the equity method.

3.1	Approval and authorization for issue of the interim condensed individual and consolidated financial statements

The approval and authorization for issue of this interim condensed individual and consolidated financial statements occurred at the Board of Directors’ meeting held on August 14, 2025.

4.	MAIN ACCOUNTING PROCEDURES

The interim condensed individual and consolidated financial statements of the company was prepared based on the main accounting procedures: practices and methods of calculating estimates adopted and presented in detail in the financial statements for the year ended December 31, 2024 and disclosed on February 24, 2025 and, therefore, must be read together.

4.1	New relevant accounting standards, changes and interpretations

The following accounting standards came into effect on January 1, 2025 and did not significantly impact on the Company’s balance sheet or income statement.

Norm	Charge

CPC 02 – equivalent to IAS 21	Lack of convertibility between currencies
CPC 18 – equivalent to IAS 28	Application of the equity method for the measurement of investments in subsidiaries
ICPC 09	Review for writing correction and reference

21

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

4.2	Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate in effect at the date the transactions take place. Monetary assets and liabilities designated in foreign currency are determined based on the exchange rate in effect on the balance sheet date, and any difference resulting from currency conversion is recorded under the heading “Foreign currency exchange, net” in the statements of operation.

The exchange rates to Brazilian reais are as follows:

	Final exchange rates
Description	June 30, 2025	December 31, 2024	Variation %

U.S. dollar	5.4571	6.1923	(11.9%)
Euro	6.423	6.4363	(0.2%)

	Average exchange rates
	Three-months periods ended			Six-months periods ended
Description	June 30, 2025	June 30, 2024	Variation %	June 30, 2025	June 30, 2024	Variation %

U.S. dollar	5.6661	5.2129	8.7%	5.7591	5.0843	13.3%
Euro	6.4236	5.6132	14.4%	6.2922	5.4969	14.5%

5.	CASH AND CASH EQUIVALENTS

		Parent company		Consolidated
Description	Weighted average rate p.a.	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Cash	-	1,503	1,960	290,907	167,998
Cash equivalents:
Bank Deposit Certificate – CDB	34.7% do CDI	-	-	27,977	698,979
Repurchase agreements	93.3% do CDI	272	55	64,421	294,470
Automatic application - DIP	3.3%	-	-	1,075,471	-
Others	-	-	-	-	48,562
		1,775	2,015	1,458,776	1,210,009

6.	SHORT AND LONG-TERM INVESTMENTS

			Consolidated
Description	Weighted average rate p.a.	Maturity	June 30, 2025	December 31, 2024

TAP Bond	7.5%	Mar-26	991,878	1,004,505
Investment funds	17.5%	Jun-26	142,416	107,847
			1,134,294	1,112,352

Current			1,134,294	71,898
Non-current			-	1,040,454

22

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

7.	ACCOUNTS RECEIVABLE

	Consolidated
Description	June 30, 2025	December 31, 2024
Local currency

Credit card companies	663,237	720,938
Cargo and travel agencies	301,703	234,036
Loyalty program partners	125,595	37,497
Others	80,842	43,602

Total local currency	1,171,377	1,036,073

Foreign currency

Credit card companies	19,863	19,659
Reimbursement receivable for maintenance reserves	12,829	101,487
Clearinghouse	58,737	52,203
Others	459,505	593,676

Total foreign currency	550,934	767,025

Total	1,722,311	1,803,098

Allowance for losses	(32,980)	(27,724)
Total net	1,689,331	1,775,374

The increase in “Other” accounts receivable in foreign currency mainly refers to contractual guarantees from aeronautical manufacturers.

In Brazil, credit card receivables are not exposed to credit risk of the cardholder. The balances can easily be converted into cash, when necessary, through advance payment with credit card companies.

During the six months ended June 30, 2025, the Company anticipated the receipt of R$5,882,099 in accounts receivable from credit card administrators, without right of return, with an average cost of 1.2% p.m. on the anticipated amount. On the same date, the balance of accounts receivable is net of R$2,858,540 due to such advances (R$4,434,864 on December 31, 2024).

23

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The breakdown of accounts receivable by maturity, net of allowances for losses:

	Consolidated
Description	June 30, 2025	December 31, 2024

Not past due
Up to 90 days	764,027	682,785
91 to 360 days	461,611	553,415
Over 360 days	884	-
	1,226,522	1,236,200
Past due
Up to 90 days	102,717	311,261
91 to 360 days	294,835	219,495
Over 360 days	65,257	8,418
	462,809	539,174

Total	1,689,331	1,775,374

As of July 31, 2025, of the total amount due, R$43,886 has been received.

The movement of allowances for losses is presented below:

	Consolidated
Description	June 30, 2025	June 30, 2024

Balances at the beginning of the period	(27,724)	(27,234)
Additions	(19,720)	(15,094)
Reversal	12,024	15,873
Write-off of uncollectible amounts	2,440	390
Balances at the end of the period	(32,980)	(26,065)

8.	INVENTORIES

	Consolidated
Description	June 30, 2025	December 31, 2024

Maintenance materials and parts	1,013,978	966,701
Flight attendant, uniforms and others	22,544	30,430
Provision for losses	(48,373)	(53,553)
Total net	988,149	943,578

24

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

9.	DEPOSITS

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Security deposits	12	65	1,112,238	688,034
Maintenance reserves	-	-	2,597,929	2,942,716

Total	12	65	3,710,167	3,630,750

Provision for loss	-	-	(174,821)	(238,088)

Total net	12	65	3,535,346	3,392,662

Current	-	-	329,666	328,876
Non-current	12	65	3,205,680	3,063,786

The movement of security deposits and maintenance reserves is as follows:

	Parent company	Consolidated
Description	Security deposits	Security deposits	Maintenance reserves	Total

At December 31, 2024	65	688,034	2,704,628	3,392,662

Additions (a)	23	601,880	454,206	1,056,086
Returns	(76)	(94,180)	(367,931)	(462,111)
Provision movement	-	-	37,304	37,304
Use by the lessor	-	-	(77,036)	(77,036)
Foreign currency exchange	-	(83,496)	(328,063)	(411,559)

At June 30, 2025	12	1,112,238	2,423,108	3,535,346

At June 30, 2025
Current	-	174,479	155,187	329,666
Non-current	12	937,759	2,267,921	3,205,680

At December 31, 2024
Current	-	113,799	215,077	328,876
Non-current	65	574,235	2,489,551	3,063,786

(a)	During the second quarter of 2025, the Company recognized the execution of letters of credit used for security deposits and maintenance reserves in the amount of R$648,199.

The movement of provision for loss of maintenance reserves is as follows:

	Consolidated
Description	June 30, 2025	June 30, 2024

Balances at the beginning of the period	(238,088)	(278,352)
Movements
Additions	(73,535)	(21,287)
Reversals	33,803	68,566
Use by the lessor	77,036	7,071
	37,304	54,350
Foreign currency exchange	25,963	(41,309)
Balances at the end of the period	(174,821)	(265,311)

25

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

10.	TAXES RECOVERABLE

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

PIS and COFINS	-	-	69,237	76,420
ICMS	-	-	51,401	53,018
Taxes withheld	32	11	130,139	114,454
Provision expected loss taxes withheld	-	-	(5,075)	(4,972)
Others	-	-	1,240	1,167

	32	11	246,942	240,087

Current	32	11	210,806	203,951
Non-current	-	-	36,136	36,136

11.	ADVANCE TO SUPPLIERS

	Consolidated
Description	June 30, 2025	December 31, 2024

Local currency	117,566	138,352
Foreign currency	222,758	205,203
Allowance for losses	(83,084)	(69,273)
	257,240	274,282

12.	OTHER ASSETS

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Insurances	18,016	2,357	84,654	97,683
Prepayment of maintenance	-	-	778,760	737,297
Comissions	-	-	184,511	264,478
DIP Costs	-	-	342,182	-
Others	-	-	202,369	162,295

Total	18,016	2,357	1,592,476	1,261,753

Current	18,016	2,357	1,111,863	850,052
Non-current	-	-	480,613	411,701

26

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

13.	INCOME TAX AND CONTRIBUTION

13.1	Breakdown of deferred taxes

	Parent company			Consolidated
Description	December 31, 2024	Profit or loss	June 30, 2025	December 31, 2024	Profit or loss	June 30, 2025

Deffered liabilities

Breakage	-	-	-	(294,419)	(56,744)	(351,163)
Foreign currency exchange	(537,910)	(116,389)	(654,299)	(537,910)	(2,210,722)	(2,748,632)
Leases	-	-	-	(3,866,152)	(18,733)	(3,884,885)
Others	-	-	-	(2,013)	-	(2,013)

Total	(537,910)	(116,389)	(654,299)	(4,700,494)	(2,286,199)	(6,986,693)

Deffered assets

Allowance for losses	-	-	-	2,192	-	2,192
Financial instruments	-	-	-	22,228	(22,228)	-
Foreign currency exchange	587,864	122,012	709,876	587,864	929,067	1,516,931
Provisions	954	(325)	629	1,767,016	(564,120)	1,202,896
Leases	-	-	-	5,853,368	(139,170)	5,714,198

	588,818	121,687	710,505	8,232,668	203,549	8,436,217

Deferred tax asset reducer	(50,908)	(5,298)	(56,206)	(3,532,174)	2,082,650	(1,449,524)

Total	537,910	116,389	654,299	4,700,494	2,286,199	6,986,693

Total income tax and deferred social contribution	-	-	-	-	-	-

13.2	Reconciliation of the effective income tax rate

	Parent company
	Three-month periods ended		Six-month periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Profit (loss) before income tax and social contribution	1,467,995	(3,842,359)	3,121,616	(4,899,433)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(499,118)	1,306,402	(1,061,349)	1,665,807

Adjustments to determine the effective rate
Equity	95,890	(1,293,320)	742,857	(1,662,184)
Unrecorded and recorded benefit no tax losses and temporary differences	(54,994)	(41,457)	(191,894)	(67,147)
Mark to market of convertible instruments	482,010	69,903	549,158	121,438
Permanent differences	(23,788)	(8,782)	(38,772)	(18,388)
	-	32,746	-	39,526

Deferred income tax and social contribution	-	32,746	-	39,526
	-	32,746	-	39,526

Effective rate	0%	1%	0%	1%

27

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-month periods ended		Six-month periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Profit (loss) before income tax and social contribution	1,468,007	(3,842,071)	3,121,643	(4,899,145)
Combined nominal tax rate	34%	34%	34%	34%
Taxes calculated at nominal rates	(499,122)	1,306,304	(1,061,359)	1,665,709

Adjustments to determine the effective rate
Unrecorded and recorded benefit no tax losses and temporary differences	41,434	(1,339,576)	552,039	(1,758,128)
Mark to market of convertible instruments	482,010	69,903	549,158	121,438
Permanent differences	(24,334)	(9,770)	(39,871)	(19,690)
Others	-	5,597	6	29,909
	(12)	32,458	(27)	39,238

Current income tax and social contribution	(12)	(288)	(27)	(288)
Deferred income tax and social contribution	-	32,746	-	39,526
	(12)	32,458	(27)	39,238

Effective rate	0%	1%	0%	1%

The Company has tax losses that are available indefinitely for offset against 30% of future taxable profits on which deferred income tax and social contribution assets have not been created, as it is not likely that future taxable profits will be available for the Company to use them, as below:

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Tax losses and negative bases	1,735,009	1,197,171	24,350,307	21,160,095

Tax loss (25%)	433,752	299,293	6,087,577	5,290,024
Negative social contribution base (9%)	156,151	107,745	2,191,528	1,904,409

28

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

14.	INVESTMENTS

14.1	Direct investments

	Company equity interest
Description	Paid-up capital	Voting capital	Equity

At December 31, 2024
ALAB	100%	100%	(28,938,351)
IntelAzul	100%	100%	(21,818)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(28,179,178)

At June 30, 2025
ALAB	100%	100%	(26,365,979)
IntelAzul	100%	100%	(22,891)
Goodwill – IntelAzul	100%	100%	780,991
Azul Cayman Holdco	25%	25%	-
Total			(25,607,879)

14.2	Movement of the investments

Description	ALAB	IntelAzul	Total

At December 31, 2024	(28,938,351)	759,173	(28,179,178)

Equity	2,185,947	(1,073)	2,184,874
Capital increase	315,874	-	315,874
Share-based payment	70,551	-	70,551
At June 30, 2025	(26,365,979)	758,100	(25,607,879)

Investments			758,100
Provision for loss on investment			(26,365,979)

29

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

15.	PROPERTY AND EQUIPMENT

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	June 30, 2025

Cost
Maintenance materials and parts		2,133,015	162,620	(56,543)	2,239,092
Equipment		212,860	6,250	(840)	218,270
Aircraft, engines and simulators		384,282	112,502	(131,743)	365,041
Improvements		660,624	13,537	(941)	673,220
Maintenance		85,157	-	(33,281)	51,876
Others		28,502	520	(4)	29,018
Construction in progress		59,314	10,791	(7,967)	62,138
Advance payments for acquisition of aircraft		1,036,374	103,136	(181,356)	958,154
		4,600,128	409,356	(412,675)	4,596,809

Depreciation
Maintenance materials and parts	8%	(895,971)	(81,214)	17,509	(959,676)
Equipment	18%	(141,485)	(18,981)	789	(159,677)
Aircraft, engines and simulators	7%	(246,405)	(13,569)	8,620	(251,354)
Improvements	8%	(233,508)	(27,545)	12	(261,041)
Maintenance	13%	(26,031)	(5,354)	8,976	(22,409)
Others	8%	(22,174)	(1,090)	3	(23,261)
		(1,565,574)	(147,753)	35,909	(1,677,418)

Total property and equipment, net		3,034,554	261,603	(376,766)	2,919,391

During the six months ended June 30, 2025, the Company carried out “sale and leaseback” transactions for engines, where the revenue, net of sales costs, corresponds to a gain of R$32,900 (R$27,441 on June 30, 2024) and is recognized under the heading “Other costs of services provided”

16.	RIGHT-OF-USE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	Modifica-tions	Transfer (a)	June 30, 2025

Cost
Aircraft, engines and simulators		16,856,505	746,973	(260,210)	294,727	-	17,637,995
Maintenance		2,178,896	587,712	(8,042)	(27,017)	57,862	2,789,411
Restoration		2,148,670	234,340	(23,431)	(857,005)	-	1,502,574
Others		350,925	5,871	-	14,557	-	371,353
		21,534,996	1,574,896	(291,683)	(574,738)	57,862	22,301,333

Depreciation
Aircraft, engines and simulators	10%	(8,163,584)	(835,290)	124,403	-	-	(8,874,471)
Maintenance	21%	(883,821)	(228,331)	7,056	-	-	(1,105,096)
Restoration	21%	(880,533)	(223,004)	22,716	434,641	-	(646,180)
Others	17%	(136,379)	(30,611)	-	-	-	(166,990)
		(10,064,317)	(1,317,236)	154,175	434,641	-	(10,792,737)

Right-of-use assets, net		11,470,679	257,660	(137,508)	(140,097)	57,862	11,508,596

(a)	The balances of transfers are between the items “Other assets” and “Inventories”.

30

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

17.	INTANGIBLE ASSETS

	Consolidated
Description	Weighted average rate (p.a.)	December 31, 2024	Additions	Write-offs	June 30, 2025

Cost
Goodwill	-	901,417	-	-	901,417
Slots	-	126,547	-	-	126,547
Software	-	898,465	123,503	(59,089)	962,879
		1,926,429	123,503	(59,089)	1,990,843

Amortization
Software	31%	(366,816)	(115,970)	58,443	(424,343)
		(366,816)	(115,970)	58,443	(424,343)

Total intangible assets, net		1,559,613	7,533	(646)	1,566,500

31

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.	LOANS AND FINANCING

Consolidated
Description	Average nominal rate p.a.	Effective ratem p.a	Maturity	December 31, 2024	Funding (–) costs	Transfer (c)	Debt into equity conversion	Payment of principal	Payment of interest	Interest incurred	Foreign currency exchange	Effects of restructuring (a)	Amortized cost	June 30, 2025

In foreign currency – US$

Senior notes – 2026	7.3%	7.8%	Jun-26	196,241	-	-	-	-	-	6,568	(23,699)	-	324	179,434
Senior notes – 2028	11.9%	13.3%	Aug-28	6,196,281	-	-	-	-	(555)	55,812	(307,793)	(5,929,442)	3,762	18,065
Senior notes – 2029	11.5%	11.5%	May-29	1,533,659	-	-	-	-	(815)	14,123	(76,143)	(1,443,339)	-	27,485
Senior notes – 2030	10.9%	10.9%	May-30	3,649,185	-	-	-	-	(5,096)	37,146	(190,285)	(3,309,622)	-	181,328
Sênior notes 1L – 2028 (a)	11.9%	11.9%	Aug-28	-	396,779	-	-	(177,843)	(182,960)	300,134	(465,823)	6,084,736	-	5,955,023
Sênior notes 2L – 2029	11.5%	11.5%	May-29	-	26,854	-	(489,310)	(40,281)	(48,685)	55,910	(70,657)	1,443,339	-	877,170
Sênior notes 2L – 2030	10.9%	10.9%	May-30	-	58,290	-	(1,123,740)	(87,443)	(105,702)	121,423	(162,067)	3,309,622	-	2,010,383
Bridge notes	Sofr Index + 8.3% or 10.7%	37.8% (b)	Jan-25	976,968	-	-	-	(928,148)	(29,027)	11,087	(47,925)	-	17,045	-
New bridge notes	13.5%	43.1% (b)	Oct-25	-	542,097	-	-	-	(6,865)	13,548	(22,971)	-	24,992	550,801
DIP	15.0%	20.9% (b)	Feb-26	-	1,785,250	-	-	-	(25,618)	25,852	(64,620)	-	6,955	1,727,819
		-
Superpriority notes	Sofr Index + 8.3% or 10.7%	18.1%	Jan-30	-	2,806,143	-	-	-	(38,647)	191,945	(235,665)	-	14,978	2,738,754

Aircraft, engines and others	Sofr 1M + 4.6%	Sofr 1M + 4.6%	May-26	729,110	-	-	-	-	(24,732)	29,284	(86,080)	-	-	647,582
	Sofr 3M + 2.6%	10.3%	Dec-27	116,145	284,671	-	-	(73,438)	(8,153)	7,948	(24,389)	-	2,125	304,909
	Sofr 3M + 5.5%	Sofr 3M + 5.5%	Jun-30	-	103,136	(102,757)	-	-	(841)	835	(373)	-	-	-
	4.9%	6.6%	Mar-29	145,822	-	-	-	(13,789)	(5,390)	8,355	(20,915)	-	137	114,220
Executed letters of credit (d)	-	-	-	-	540,431	102,757	-	-	-	-	(28,273)	-	-	614,915

				13,543,411	6,543,651	-	(1,613,050)	(1,320,942)	(483,086)	879,970	(1,827,678)	155,294	70,318	15,947,888

In local currency - R$

Debentures	CDI + 5.3%	15.4%	Dec-28	841,858	-	-	-	(210,379)	(64,106)	62,343	-	-	4,781	634,497
Executed derivatives (d)	-	-	-	-	-	38,576	-	(242)	-	-	-	-	-	38,334
Executed letters of credit (d)	-	-	-	-	193,454	-	-	(29,696)	-	-	-	-	-	163,758
Others	6.5%	6.5%	Mar-27	596,148	-	-	-	(557,087)	(35,022)	346	-	-	208	4,593

				1,438,006	193,454	38,576	-	(797,404)	(99,128)	62,689	-	-	4,989	841,182

Total in R$				14,981,417	6,737,105	38,576	(1,613,050)	(2,118,346)	(582,214)	942,659	(1,827,678)	155,294	75,307	16,789,070

Current				2,207,199										4,961,964
Non-current				12,774,218										11,827,106

(a)	Due to the restructuring, R$552,073 was recorded in the income statement under the caption “Restructuring of loans and financing”. The amount refers to R$396,779 of incorporation of fees and R$155,294, mainly, of costs of the original fundraising.
(b)	The effective rates of 37.8%, 43.1% and 20.9% per year are due to the very short maturity terms and transaction costs.
(c)	The balances of the transfers are between the line items “Loans and financing” and “Derivative financial instruments.”
(d)	The fees and maturities are being negotiated.

32

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.1        Schedule of amortization of debt

	Consolidated
Description	June 30, 2025	December 31, 2024

2025	1,467,211	2,207,199
2026	3,629,823	1,211,585
2027	234,050	160,172
2028	5,881,027	6,267,806
2029	872,717	1,520,407
After 2029	4,704,242	3,614,248
	16,789,070	14,981,417

Current	4,961,964	2,207,199
Non-current	11,827,106	12,774,218

18.2	Restructuring

During the first quarter of 2025, in exchange for the substantial balance of Senior Notes 2028, 2029 and 2030 – (“Existing Notes”), the subsidiary Azul Secured issued Senior Notes 1L – 2028 and Senior Notes 2L – 2029 and 2030 with the following conditions:

•	Senior Notes 1L – 2028: R$6,180,810 (equivalent to US$1,048,839) in principal amount, on a first-lien basis, due in 2028, remuneration of 11.9% per year and incorporation into the principal of fees in the amount of R$396,779;

•	Senior notes 2L – 2029: R$1,443,339 (equivalent to US$238,015) in principal amount, on a second-lien basis, maturing in 2029, remuneration of 11.5% per year and incorporation of interest into the principal of R$26,854; and

•	Senior notes 2L – 2030: R$3,309,622 (equivalent to US$546,620) in principal amount, on a second-lien basis, maturing in 2030, remuneration of 10.9% per year and incorporation of interest into the principal of R$58,290.

The Senior Notes 1L – 2028 are guaranteed on a first lien basis after the payments of the super-priority Notes, but before the payments of the Senior Notes 2L – 2029 and 2030, in addition to other debts and other obligations, as per priorities established in an agreement between creditors. The guarantee package consists of the fiduciary assignment of the flow of receivables of Azul Viagens, the loyalty program and the fiduciary sale of the intellectual property of the loyalty program.

In addition, the Company has executed supplemental indentures to amend the terms of the Existing Notes in accordance with its solicitation of consents to substantially eliminate all restrictive covenants, events of default and collateral.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the result.

33

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

In the second quarter of 2025, the Company converted R$1,613,050 of the principal amount of the Senior notes 2L – 2029 and 2030 into 450,572,669 preferred shares at a price of R$1.95 (reais), and recognized a gain of R$734,433 in the statements of operations under the line item “Debt into equity conversion”.

18.3	Relevant Funding

18.3.1   Superpriority Notes

During the first quarter of 2025, the subsidiary Azul Secured issued superpriority notes in a private, in the principal amount of R$3,093,825 (equivalent to US$525,000), with costs of R$315,190, interest equivalent to Sofr Index + 8.3% p.a. (if paid in cash) or + 10.7% p.a. (if is capitalized), quarterly interest payments, the first in February 2025, and due in January 2030.

Additionally, interest in the amount of R$27,508 was incorporated into the principal.

18.3.2	New bridge notes

In April 2025, the subsidiary Azul Secured 2 obtained from its current debt security holders an additional financing of R$610,208 (equivalent to US$107,656), with costs of R$74,976, interest equivalent to 13.5% per year, monthly interest amortization and maturity in October 2025.

Additionally, interest in the amount of R$6,865 was incorporated into the principal.

18.3.3	Debtor in possession – DIP

In May 2025, the subsidiary Azul Secured access to a DIP financing facility of approximately US$1.6 billion, which will be disbursed pursuant to authorization from the United States Bankruptcy Court. The Company has already obtained access to R$1,826,887 net of the R$412,881 funding costs, resulting in R$1,414,006 (equivalent to US$250 million), with interest equivalent to 15.0% per year and maturing in February 2026.

Additionally, interest of R$29,062 was incorporated into the principal, and R$342,182 related to costs on the remaining financing line was transferred to the heading "Other assets" rubric.

18.3.4	Letters of Credit

During the second quarter of 2025, the subsidiary ALAB recognized the amount of R$733,885 related to the execution of letters of credit that were used for security deposits, maintenance reserves and other.

34

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

18.4	Covenants

The Company continues to measure the restrictive covenants of some of its loan and financing contracts according to the original conditions, while awaiting future agreements that may be reached with its creditors under the scope of Chapter 11, as shown below:

19.	LEASES

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Leases	-	-	16,899,074	17,338,698
Leases – Notes	-	-	722,294	1,356,984
Leases – Convertible to equity	-	2,683,165	-	2,683,165
	-	2,683,165	17,621,368	21,378,847

Current	-	1,241,318	4,153,780	6,314,221
Non-current	-	1,441,847	13,467,588	15,064,626

35

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

As of June 30, 2025, the Company the Company continues to present its leases and measure their restrictive covenants, in accordance with the original conditions, pending future agreements it may enter into with its creditors under Chapter 11.

19.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to lessors, which included:

•	Elimination of share issuance obligations in exchange for 93,697,586 new preferred shares in a single issuance;

•	Partial exchange of the Senior Notes 2030 for new unsecured notes due in 2032 and an option for the Company to incorporate interest into principal (“PIK”); and

•	Definitive and binding agreements, with deferrals of balances, extensions of terms and changes in amounts.

36

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.2	Leases

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Additions	Modifications	Payments	Interest incurred	Transfers (a)	Write-offs	Foreign currency exchange	June 30, 2025

Lease without purchase option:
Aircraft, engines and simulators	9.7	17.1%	16,357,918	758,977	1,920,699	(1,830,300)	1,168,819	(155,250)	(140,583)	(2,018,095)	16,062,185
Others	4.5	11.7%	269,886	5,871	14,557	(43,451)	12,587	-	-	(17,344)	242,106
Lease with purchase option:
Aircraft, engines and simulators	3.8	14.6%	710,894	-	22,952	(98,374)	40,998	-	-	(81,687)	594,783

Total			17,338,698	764,848	1,958,208	(1,972,125)	1,222,404	(155,250)	(140,583)	(2,117,126)	16,899,074

Current			4,928,197								4,100,641
Non-current			12,410,501								12,798,433

(a)	Transfer balances are to “Accounts payable”.

19.3	Leases – Notes

Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	June 30, 2025

Financing with lessors – Notes	5.7	16.3%	1,356,984	(32,031)	(550,674)	92,582	(144,567)	722,294

Total			1,356,984	(32,031)	(550,674)	92,582	(144,567)	722,294

Current			144,706					53,139
Non-current			1,212,278					669,155

37

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.4	Leases – Convertible to equity

Parent company and Consolidated
Description	Average remaining term	Weighted average rate p.a.	December 31, 2024	Modifications	Payments	Interest incurred	Foreign currency exchange	June 30, 2025

Financing with lessors – Convertible to equity	-	-	2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Total			2,683,165	(2,172,452)	(379,377)	69,354	(200,690)	-

Current			1,241,318					-
Non-current			1,441,847					-

38

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.5	Schedule of amortization of leases

	Consolidated
Description	June 30, 2025	December 31, 2024

2025	2,485,925	5,219,787
2026	3,652,905	3,935,627
2027	3,574,479	3,473,086
2028	3,734,118	3,095,203
2029	3,145,189	2,797,924
After 2029	15,833,635	10,562,642
Minimum lease payments	32,426,251	29,084,269

Financial charges	(15,527,177)	(11,745,571)

Present value of minimum lease payments	16,899,074	17,338,698

Current	4,100,641	4,928,197
Non-current	12,798,433	12,410,501

19.6	Schedule of amortization of leases – Notes

	Consolidated
Description	June 30, 2025	December 31, 2024

2025	34,311	155,502
2026	45,748	132,873
2027	45,748	132,873
2028	45,748	132,873
2029	45,748	132,873
After 2029	1,418,266	1,838,076
Minimum lease payments	1,635,569	2,525,070

Financial charges	(913,275)	(1,168,086)

Present value of minimum lease payments	722,294	1,356,984

Current	53,139	144,706
Non-current	669,155	1,212,278

19.7	Schedule of amortization of leases – Convertible to equity

	Parent company and Consolidated
Description	June 30, 2025	December 31, 2024

2025	-	1,292,650
2026	-	1,058,962
2027	-	757,234
Minimum lease payments	-	3,108,846

Financial charges	-	(425,681)
Present value of minimum lease payments	-	2,683,165

Current	-	1,241,318
Non-current	-	1,441,847

39

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

19.8	Covenants

The Company measures restrictive clauses (“covenants”) in some of its lease agreements, as follows:

Covenant related to:	Frequency of measurement	Indicators needed to a measurement	Reached

Leases	Annual	(i) Adjusted debt service coverage ratio (DSCR); equal to or greater than 1.2; and (ii) Financial leverage, less than or equal to 5.5.	N/A
Leases – Notes	Quarterly	(i) Immediate Liquidity exceeding R$1.5 billion at the end of each quarter	Reached

20.	CONVERTIBLE DEBT INSTRUMENTS

Parent company and Consolidated
Description	Average nominal rate p.a.	Effective rate (a)	Maturity	December 31, 2024	Funding (b)	Variation of the conversion right	Payment of interest	Interest incurred	Foreign currency exchange (c)	Effect of restructuring	June 30, 2025

In foreign currency – US$

Debentures	12.3%	12.3%	Oct-28	1,182,368	84,884	(880,738)	(175,219)	197,431	13,895	249,715	672,336

Total in R$				1,182,368	84,884	(880,738)	(175,219)	197,431	13,895	249,715	672,336

Current				124,321							30,703
Non-current				1,058,047							641,633

(a)   Does not consider the conversion right.

(b)   Due to the restructuring, R$84,884 was recognized in the statement of operations under the line item “Debenture Restructuring.” The amount refers to the incorporation of fees.

(c)   Consider the original exchange rate.

20.1	Schedule of debt amortization

	Parent company and Consolidated
Description	June 30, 2025	December 31, 2024

2025	30,703	124,321
2028	641,633	1,058,047
	672,336	1,182,368

Current	30,703	124,321
Non-current	641,633	1,058,047

40

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

20.2	Restructuring

During the first quarter of 2025, the Company renegotiated the convertible debentures, with payment of a premium of R$1,428 (equivalent to US$242) and a change in the conversion price from R$22.78 reais to R$3.37 reais. There was no change in the maturity date or nominal interest rate.

In accordance with CPC 48 – Financial Instruments, equivalent to IFRS 9, the Company concluded that the renegotiation of the debentures falls within the scope of debt extinguishment. Therefore, the proportional amounts previously recorded were extinguished and a new debt was recorded. For this reason, any costs or fees incurred were recognized in the income statement.

Due to the modification of the debt, the amount of R$334,599 was recorded in the statement of income, under the caption “Restructuring of debentures”. The amount refers to the payment of a premium of R$1,428, extinction and reconstitution of the conversion right of R$961,252 and revenue from extinction and reconstitution of the debt of R$712,965, resulting in the amount of R$249,715, with an additional R$84,884 related to the capitalization of fees into the principal.

21.	ACCOUNTS PAYABLE

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Accounts payable	22,368	6,642	4,493,113	4,624,784
Accounts payable – Notes	-	-	461,225	511,389
Accounts payable – Convertible to equity	-	173,448	-	173,448
	22,368	180,090	4,954,338	5,309,621

Current	22,368	72,674	3,583,882	4,147,225
Non-current	-	107,416	1,370,456	1,162,396

21.1 Restructuring

During the first quarter of 2025, the Company made significant progress in restructuring its obligations to suppliers, which included:

•	Elimination of share issuance obligations in exchange for 2,312,402 new preferred shares in a single issuance;

•	Exchange of the Senior Notes 2030 for new unsecured notes due in 2032 and an option to incorporate interest into the principal (“PIK”); and

•	Definitive and binding agreements with deferrals of balances.

41

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

22.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
Changes in fair value	Forward - fuel	Conversion right debentures (a)	Total

At December 31, 2024	(65,375)	(51,740)	(117,115)

Gains (losses) recognized in result	(20,022)	880,738	860,716
Payments	46,821	-	46,821
Transfers (b)	38,576	-	38,576
Restructuring (c)	-	(961,252)	(961,252)

At June 30, 2025	-	(132,254)	(132,254)

Non-current convertible debt instruments	-	(132,254)	(132,254)

	-	(132,254)	(132,254)

(a)	Balance recorded in the parent company.
(b)	The balance of transfers to “Loans and Financing”.
(c)	Refers to the effects of the extinction and reconstitution of the right of conversion.

23.	AIRPORT TAXES AND FEES

	Consolidated
Description	June 30, 2025	December 31, 2024

Tax transaction	912,600	916,690
Airport fees	339,865	212,125
Boarding tax	245,447	231,913
Other taxes	15,105	16,691

	1,513,017	1,377,419

Current	756,199	584,739
Non-current	756,818	792,680

24.    AIR TRAFFIC LIABILITY AND LOYALTY PROGRAM

	Consolidated
Description	June 30, 2025	December 31, 2024

Air traffic liability and loyalty program	7,563,551	7,191,998
Breakage	(1,032,835)	(865,941)
	6,530,716	6,326,057

Average use term (a)	69 days	59 days

(a)   Does not consider the loyalty program.

42

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

25.    SALARIES AND BENEFITS

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Salaries and benefits	2,287	2,470	563,200	508,412
Share-based payment	-	-	-	36

	2,287	2,470	563,200	508,448

26.    TAXES PAYABLE

	Parent company		Consolidated
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Tax transaction	882	899	224,078	230,214
Taxes withheld	241	504	55,170	80,868
Import taxes	-	357	1,090	9,497
Others	53	5	3,872	3,374

	1,176	1,765	284,210	323,953

Current	382	956	97,078	125,055
Non-current	794	809	187,132	198,898

27.    PROVISIONS

27.1	Breakdown of provisions

	Consolidated
Description	Return of aircrafts and engines (a)	Tax, civil and labor risks (b)	Post-employment benefit	Total

At December 31, 2024	3,948,332	222,479	8,225	4,179,036

Additions	(842,797)	315,839	76	(526,882)
Write-offs	(36,928)	(270,943)	-	(307,871)
Interest incurred	97,714	2,129	471	100,314
Foreign currency exchange	(434,872)	-	-	(434,872)

At June 30, 2025	2,731,449	269,504	8,772	3,009,725

At June 30, 2025
Current	349,103	151,276	-	500,379
Non-current	2,382,346	118,228	8,772	2,509,346

At December 31, 2024
Current	560,587	110,135	-	670,722
Non-current	3,387,745	112,344	8,225	3,508,314

(a) Nominal discount rate 10.8% p.a. (10.8% p.a. on December 31, 2024).

(b) Considers provision for civil risks in the amount of R$319 in the parent company (R$142 as of December 31, 2024).

43

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

27.1.1       Tax, civil and labor risks

The balances of the proceedings with estimates of probable and possible losses are shown below:

	Consolidated
	Probable loss		Possible loss
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Tax	85,430	78,936	97,469	89,826
Civil	124,290	76,608	170,482	126,818
Labor	59,784	66,935	213,252	194,234
	269,504	222,479	481,203	410,878

27.1.1.1 Civel

The increase in lawsuits with estimates of probable and possible losses is due to the significant increase in lawsuits received, as well as the decisions handed down in recent months.

The values are dispersed and it is not appropriate to highlight any specific lawsuit.

28.    RELATED-PARTY TRANSACTIONS

28.1	Transactions between companies

28.1.1       Balances

In compliance with accounting standards, such transactions were duly eliminated for consolidation purposes.

			Parent company
Creditor	Debtor	Type of operation	June 30, 2025	December 31, 2024

Azul	Others	Debt restructuring – costs	19,718	21,146
Azul	Others	Debt restructuring – costs	1,498,642	-
Azul	Others	Debt restructuring – Equity	-	2,856,613
Others	Azul	Loan	(1,196,177)	(264,718)
Others	Azul	Debt restructuring – costs	(76,241)	(823,581)
			245,942	1,789,460

Rights with related parties current			-	1,307,350
Rights with related parties non-current			1,518,360	1,570,408
Obligations with current related parties			(8,084)	(5,291)
Obligations with related parties non-current			(1,264,334)	(1,083,007)

28.1.2       Compensation of key management personnel

The Company’s employees are entitled to profit sharing based on certain goals agreed annually. In turn, executives are entitled to bonus based on statutory provisions proposed by the Board of Directors and approved by the shareholders. The amount of profit sharing is recognized in profit or loss for the year in which the goals are achieved.

44

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

Key management personnel comprise the directors, officers and members of the Executive Committee and directors. Expenses incurred with remuneration and the respective charges, paid or payable, are shown below:

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Salaries and benefits	7,799	8,413	16,562	19,853
Post-employment benefit	174	228	348	456
Share-based payment	56,957	11,000	68,219	21,922

	64,930	19,641	85,129	42,231

Stock-based compensation plan considers the Stock Options, RSU and phantom shares. Such plans are expected to be settled in up to eight years and, therefore, do not represent a cash outflow.

The increase in expense in 2025 refers to the partial cancellation of stock option and RSU plan options that had not yet vested, accelerating the recognition of the expense.

28.1.3       Guarantees and pledges granted by the Parent Company

The Company has granted guarantees on rental properties for some of its executives and the total amount involved is not significant.

28.1.4       Corporated contract

In August 2024, the Company entered into a corporate agreement with Águia Branca Participações S.A., one of its shareholders, to obtain airline tickets.

28.1.5       Breeze

The Company signed sublease agreements for three aircraft with Breeze Aviation Group (“Breeze”), an airline founded by the controlling shareholder of Azul, headquartered in the United States. The transaction was voted on and approved by 97% of the Azul’s shareholders at the Extraordinary General Meeting held on March 2020. Following good corporate practices, the controlling shareholder did not participate in the voting.

In 2024, the Company finalized the sublease contracts.

The balances of the remaining operations with Breeze are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	June 30, 2025	December 31, 2024

ALAB	Breeze	Reimbursement receivable for maintenance reserves	Accounts receivable	2,382	2,703
Breeze	ALAB	Reimbursement receivable for maintenance reserves	Other liabilities	(10,056)	(11,411)

				Consolidated
				Six-months periods ended
Revenue	Expense	Type of operation	Note	June 30, 2025	June 30, 2024
ALAB	Breeze	Interest incurred	Financial income	-	1,579

45

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

28.1.6       Azorra

In August 2022, the Company entered into aircraft and engine sales and lease agreements with entities that are part of Azorra Aviation Holdings LLC. (“Azorra”), which has become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Azorra’s Board of Directors.

The operations with Azorra are presented below:

				Consolidated
Creditor	Debtor	Type of operation	Note	June 30, 2025	December 31, 2024

ALAB	Azorra	Accounts receivable	Accounts receivable	-	118,013
ALAB	Azorra	Security deposits	Deposits	45,747	46,213
Azorra	ALAB	Leases	Leases	(334,361)	(473,428)
Azorra	Azul Investments	Leases – Notes	Leases	(63,636)	(96,458)
Azorra	Azul	Leases – Convertible to equity	Leases	-	(150,441)

				Consolidated
				Six-months periods ended
Revenue	Expense	Type of operation	Note	June 30, 2025	June 30, 2024
Azorra	ALAB	Interest incurred	Financial expense	57,615	24,091

28.1.7       Lilium

In August 2021, the Company announced plans to make a strategic partnership with Lilium GmbH, a wholly owned subsidiary of Lilium N.V. (“Lilium), which has ultimately become a related party as the Company’s Board of Directors’ Chairman was elected independent member of Lilium’s Board of Directors.

As of June 30, 2025 and December 31, 2024, the Company has no outstanding balance with Lilium.

28.1.8 United

The Company has agreements with United Airlines Inc. (“United”), one of its shareholders, for the use of the loyalty program and for the re-accommodation of passengers. As of June 30, 2025 and December 31, 2024 the balance is not significant.

46

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

29.    EQUITY

29.1	Issued capital

	Parent company and Consolidated
	Value	Quantity
Description	Company’s capital (a)	Common shares	Preferred shares

At December 31, 2024	2,315,628	928,965,058	335,750,796

Conversion into shares – leases and suppliers	3,080,940	-	96,009,988
Conversion into shares - loans and financing	1,613,050	-	450,572,669
Issuance of shares – controlling shareholders	72,000	1,200,000,063	-
Issuance of shares – public offering	48,392	-	13,517,180
Issuance of shares - preemptive right	1,849	-	189,120

At June 30, 2025	7,131,859	2,128,965,121	896,039,753

(a) Considers the amount of R$71,034 referring unpaid capital

As established in the Company’s bylaws, each common share is entitled to 1 (one) vote. Preferred shares of any class do not confer voting rights; however, they provide their holders with:

•	Capital repayment priority;

•	The right to be included in a public offer for the purchase of shares, due to the transfer of control of the Company, under the same conditions and for a price per share equivalent to seventy-five (75) times the price per share paid to the controlling shareholder;

•	The right to receive dividends equal to seventy-five (75) times the amount paid for each common share; and

•	Automatic convertibility into common shares, in case of mandatory conversion.

The Company’s shareholding structure is presented below:

	Parent company and Consolidated
	June 30, 2025			December 31, 2024
Shareholder	Common shares	Preferred shares	% economic participation	Common shares	Preferred shares	% economic participation

David Neeleman	67.0%	0.8%	2.9%	67.0%	2.2%	4.5%
Trip Shareholders (a)	33.0%	0.7%	1.4%	33.0%	1.8%	2.9%
Ballyfin Aviation II	-	5.7%	5.6%	-	-	-
United Airlines Inc	-	2.1%	2.0%	-	5.5%	5.4%
Others	-	90.7%	88.1%	-	90.4%	87.1%
Treasury shares	-	-	-	-	0.1%	0.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)   This refers to Trip Participações S.A., Trip Investimentos Ltda. and Rio Novo Locações Ltda.

47

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

The Company is authorized, by resolution of the Board of Directors, to increase the capital issued, regardless of any amendments to bylaws, with the issue of up to R$30,000,000, just of conversion into preferred shares and the issuance of up to 7,500,000 new common shares. The Board of Directors will set the conditions for the issue, including price and payment terms.

29.2	Treasury shares

	Parent company and Consolidated
Description	Number of shares	Value	Average cost (in R$)

At December 31, 2024	264,496	4,334	16.39

Repurchase	4,000	4	1
At June 30, 2025	268,496	4,338	16.16

In May 2024, the buyback plan for 1,300,000 preferred shares was approved, maturing in 18 months, in order to keep them in treasury to later meet the obligations of the RSU plan.

30.    EARNINGS (LOSS) PER SHARE

	Parent company and Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Numerator
Profit (loss) for the period	1,467,995	(3,809,613)	3,121,616	(4,859,907)

Denominator
Weighted average number of common shares	2,128,965,121	928,965,058	1,828,965,105	928,965,058
Weighted average number of preferred shares (a)	831,771,266	335,124,985	763,701,184	335,062,078
Economic value of preferred shares	75	75	75	75
Weighted average number of equivalent preferred shares (b)	860,157,468	347,511,186	788,087,385	347,448,279
Weighted average number of equivalent common shares (c)	64,511,810,071	26,063,338,933	59,106,553,905	26,058,620,908
Weighted average number of presumed conversions	421,091,871	422,219,654	421,091,871	422,219,654
Weighted average number of shares that would have been issued at average market price (d)	-	152,780	-	950,420

Basic profit (loss) per common share – R$	0.02	(0.15)	0.05	(0.19)
Diluted profit (loss) per common share – R$	0.02	(0.15)	0.05	(0.19)
Basic profit (loss) per preferred share – R$	1.71	(10.96)	3.96	(13.99)
Diluted profit (loss) per preferred share – R$	1.71	(10.96)	3.96	(13.99)

(a)	Does not consider treasury shares.

(b)	This refers to the participation in the value of the Company’s total equity, calculated as if all common shares had been converted into preferred shares at the conversion ratio of 75 common shares for each preferred share.

(c)	This refers to the participation in the value of the Company’s total equity, calculated as if the weighted average of preferred shares had been converted into common shares at the conversion ratio of 75 common shares for each one preferred share.

(d)	Due to the fact that the share price as of June 30, 2025 is lower than the exercise price of stock options and convertible debentures, there is no expectation of share issuance.

48

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.    SHARE-BASED PAYMENT

During the first quarter of 2025, the creation of the first Stock Option plan program was approved, granting up to 250,000,000 shares and until three-year vesting period.

During the second quarter of 2025, the Company canceled the shares of the Option Plan and RSU that were not yet vested.

In accordance with CPC 10 – Share-Based Payment, equivalent to IFRS 2, the Company concluded that due to the cancellation, it was necessary to anticipate the recognition of expenses for these plans. Therefore, the remaining unrecognized expenses were fully allocated to profit or loss, reflecting the termination of the Company’s future obligations related to these programs.

The movement of the plans is shown below:

	Parent company and Consolidated
	Number of shares
Description	Option plan	RSU	Phantom shares	Total

At December 31, 2024	24,624,503	1,841,022	181,011	26,646,536

Canceled	(15,787,673)	(944,841)	(82,845)	(16,815,359)

At June 30, 2025	8,836,830	896,181	98,166	9,831,177

	Parent company and Consolidated
Description	June 30, 2025	December 31, 2024

Share price (in reais)	0.95	3.54
Total obligation related to the phantom shares plan	-	36

The expenses of share-based compensation plans are shown below:

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Option plan	50,663	9,996	62,029	20,365
RSU	7,082	1,529	8,522	3,402
Phantom shares	(28)	(736)	(36)	(1,523)
	57,717	10,789	70,515	22,244

49

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

31.1	Assumptions

31.1.1 Stock option

Date of grant	Option exercise price (in R$)	Everage fair value of the option on the grant (in R$)	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Deadline remainder of vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
December 11, 2009	3.42	1.93	47.7%	1.1%	8.8%	25.0%	-	4.0	5,032,800	180,870	180,870
March 24, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	1,572,000	84,000	84,000
April 5, 2011	6.44	4.16	54.8%	1.1%	12.0%	25.0%	-	4.0	656,000	6,200	6,200
June 30, 2014	19.15	11.01	40.6%	1.1%	12.5%	25.0%	-	4.0	2,169,122	708,993	708,993
July 1, 2015	14.51	10.82	40.6%	1.1%	15.7%	25.0%	-	4.0	627,810	177,592	177,592
July 1, 2016	14.50	10.14	43.1%	1.1%	12.2%	25.0%	-	4.0	820,250	280,124	280,124
July 6, 2017	22.57	12.82	43.4%	1.1%	10.3%	25.0%	-	4.0	680,467	442,796	442,796
August 8, 2022	11.07	8.10	70.0%	-	13.0%	25.0%	1.1	4.0	1,774,418	864,700	864,700
August 8, 2022	11.07	6.40	68.8%	-	13.2%	33.3%	0.1	3.0	1,514,999	1,027,448	1,027,448
August 19, 2022	11.07	7.39	67.2%	-	13.6%	100.0%	-	1.0	4,900,000	4,624,480	4,624,480
August 19, 2022	11.07	11.54	74.6%	-	12.7%	20.0%	2.1	5.0	8,900,000	-	-
July 7, 2023	15.60	10.80	75.4%	-	10.5%	25.0%	2.0	4.0	1,800,000	439,627	439,627
October 23, 2024	4.04	3.25	73.0%	-	12.9%	25.0%	3.3	4.0	2,200,000	-	-
December 14, 2024	4.17	2.16	72.8%	-	14.8%	25.0%	3.5	4.0	2,000,000	-	-
									34,647,866	8,836,830	8,836,830

31.1.2       RSU

Date of grant	Exercise rate per tranche	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total granted	Total not exercised
July 7, 2021	25.0%	42.67	-	4.0	300,000	13,499
July 7, 2022	25.0%	11.72	1.0	4.0	335,593	30,850
July 7, 2022	25.0%	11.72	1.0	4.0	671,186	85,636
July 7, 2023	25.0%	19.32	2.0	4.0	500,000	97,734
October 23, 2024	25.0%	5.48	3.3	4.0	671,502	423,849
December 13, 2024	25.0%	4.17	3.4	4.0	335,751	244,613
					2,814,032	896,181

31.1.3       Phantom shares

Date of grant	Option exercise price (in reais)	Average fair value of option	Historical volatility	Expected dividend	Average risk-free rate of return	Exercise rate per tranche	Remaining term of the vesting period (in years)	Purchasing period up to (years)	Total options granted	Total outstanding options	Total options available for exercise
August 7, 2018	20.43	0.00	89.3%	-	14.7%	25.0%	-	4.0	707,400	53,520	53,520
April 30, 2020	10.35	0.00	89.3%	-	14.7%	33.3%	-	3.0	3,250,000	30,696	30,696
April 30, 2020	10.35	0.01	81.9%	-	14.1%	25.0%	-	4.0	1,600,000	12,520	12,520
August 17, 2021	33.99	0.00	79.8%	-	13.8%	25.0%	0.1	4.0	580,000	1,430	1,430
									6,137,400	98,166	98,166

50

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

32.    SALES REVENUE

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Passenger revenue	4,579,638	3,859,945	9,597,841	8,217,591
Other revenues	395,890	344,694	803,387	700,673

Total	4,975,528	4,204,639	10,401,228	8,918,264

Taxes levied
Passenger revenue	(716)	(881)	(1,545)	(1,487)
Other revenues	(32,468)	(31,013)	(62,917)	(65,620)

Total taxes	(33,184)	(31,894)	(64,462)	(67,107)

Total revenue	4,942,344	4,172,745	10,336,766	8,851,157

Revenues by geographical location are as follows:

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Domestic revenue	3,913,259	3,420,602	8,219,014	7,233,915
Foreign revenue	1,029,085	752,143	2,117,752	1,617,242

Total revenue	4,942,344	4,172,745	10,336,766	8,851,157

33.    COSTS AND EXPENSES BY NATURE

	Parent company
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Administrative expenses
Salaries and benefits	(15,900)	(3,912)	(20,225)	(17,605)
Insurances	(3,148)	(611)	(5,509)	(2,642)
Others (a)	(37,983)	(6,505)	(41,092)	(9,066)
	(57,031)	(11,028)	(66,826)	(29,313)

Other income (expenses), net
Others	(113)	(29)	(374)	(132)
	(113)	(29)	(374)	(132)

Total	(57,144)	(11,057)	(67,200)	(29,445)

(a) The balance on June 30, 2025, primarily refers to restructuring costs.

51

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Cost of services
Aircraft fuel	(1,388,694)	(1,373,576)	(2,960,683)	(2,726,854)
Salaries and benefits	(665,351)	(589,840)	(1,335,611)	(1,220,805)
Airport taxes and fees	(316,564)	(239,604)	(634,393)	(481,843)
Auxiliary services for air transport	(251,044)	(207,190)	(484,808)	(414,734)
Maintenance	(202,762)	(170,720)	(405,255)	(368,394)
Depreciation and amortization (b)	(760,356)	(608,355)	(1,572,997)	(1,219,886)
Impairment	-	6,978	-	14,274
Insurances	(28,653)	(24,518)	(44,292)	(41,736)
Rent and ACMI (c)	(170,918)	(64,505)	(297,024)	(119,977)
Others (a)	(500,482)	(141,802)	283,686	(268,273)
	(4,284,824)	(3,413,132)	(7,451,377)	(6,848,228)

Selling expenses
Salaries and benefits	(12,522)	(9,244)	(24,861)	(21,668)
Advertising and publicity	(164,898)	(191,480)	(410,709)	(393,431)
	(177,420)	(200,724)	(435,570)	(415,099)

Administrative expenses
Salaries and benefits	(48,817)	(56,832)	(86,899)	(88,113)
Depreciation and amortization (b)	(2,421)	(3,062)	(5,017)	(6,028)
Insurances	(3,148)	(611)	(5,509)	(2,642)
Others	(260,970)	(86,740)	(493,702)	(177,527)
	(315,356)	(147,245)	(591,127)	(274,310)

Other income (expenses), net
Others	(200,998)	29,537	(414,059)	(71,603)
	(200,998)	29,537	(414,059)	(71,603)

Total	(4,978,598)	(3,731,564)	(8,892,133)	(7,609,240)

(a)	The balance on June 30, 2025, primarily refers to the effects of the restructuring.
(b)	Net of PIS and COFINS credits in the amount of R$2,560 in the quarter and R$2,951 in the six-month period ended June 30, 2025 (R$428 in the quarter and R$819 in the six-month period ended June 30, 2024).
(c)	Includes subcontracting of air transportation in the amount of R$ 102.673.

52

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

34.    FINANCIAL RESULT

	Parent company
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Financial income
Interest on short and long-term investments	32	18	46	51
Debt to equity conversion	734,433	-	734,433	-
Others	-	2,311	8	2,568
	734,465	2,329	734,487	2,619
Financial expenses
Interest on loans and financing	(2,705)	(10,568)	(4,609)	(10,568)
Interest on convertible instruments	(111,103)	(66,038)	(197,431)	(128,033)
Interest accounts payable and airport taxes and fees	(11)	-	(31)	-
Amortized cost of loans and financing	-	(2,392)	-	(2,392)
Cost of financial operations	-	(8)	-	(161)
Restructuring of debentures	-	-	(334,599)	-
Other restructuring costs	(1,312)	-	(27,963)	-
Others	(11,628)	-	(19,417)	(2,041)
	(126,759)	(79,006)	(584,050)	(143,195)

Derivative financial instruments, net	683,242	205,598	880,738	357,171

Foreign currency exchange, net	(47,837)	(156,340)	(27,233)	(197,808)

Financial result, net	1,243,111	(27,419)	1,003,942	18,787

53

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Three-months periods ended		Six-months periods ended
Description	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024

Financial income
Interest on short and long-term investments	23,898	33,810	48,611	65,295
Sublease receivables	-	746	-	1,579
Fair value of TAP Bond	4,127	1,865	4,127	3,005
Debt to equity conversion	734,433	-	734,433	4,629
Others	21,191	14,573	28,067	21,410
	783,649	50,994	815,238	95,918
Financial expenses
Interest on loans and financing	(483,052)	(325,383)	(942,659)	(617,799)
Interest on reverse factoring	-	(3,111)	-	(8,372)
Interest on lease	(710,980)	(596,070)	(1,384,340)	(1,136,322)
Interest on convertible instruments	(111,103)	(66,038)	(197,431)	(128,033)
Interest accounts payable and airport taxes and fees	(93,403)	(118,052)	(236,332)	(213,152)
Interest on provisions	(46,163)	(3,930)	(100,314)	(40,139)
Interest on factoring credit card receivables	(111,451)	(80,271)	(220,564)	(160,061)
Amortized cost of loans and financing	(48,128)	(21,683)	(75,307)	(33,695)
Cost of financial operations	(37,314)	(30,373)	(76,767)	(59,748)
Fair value of TAP Bond	(3,440)	(738)	(34,869)	(6,609)
Restructuring of loan and financing	-	-	(552,073)	-
Restructuring of debentures	-	-	(334,599)	-
Other restructuring costs	-	-	(215,354)	-
Others	(83,919)	(88,680)	(157,270)	(154,322)
	(1,728,953)	(1,334,329)	(4,527,879)	(2,558,252)

Derivative financial instruments, net	655,849	168,497	860,716	358,440

Foreign currency exchange, net	1,793,716	(3,168,414)	4,528,935	(4,037,168)

Financial result, net	1,504,261	(4,283,252)	1,677,010	(6,141,062)

35.    RISK MANAGEMENT

The fair value hierarchy of the Company’s consolidated financial instruments, as well as the comparison between book value and fair value, are identified below:

			Parent company
			Carrying amount		Fair value
Description	Note	Level	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Liabilities and equity
Convertible debt instruments – conversion right	20	2	(132,254)	(51,740)	(132,254)	(51,740)

54

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

			Consolidated
			Carrying amount		Fair value
Description	Note	Level	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Assets
Long-term investments – TAP Bond	6	2	991,878	1,004,505	991,878	1,004,505

Liabilities and equity
Loans and financing	18	-	(16,789,070)	(14,981,417)	(18,653,381)	(13,949,702)
Convertible debt instruments – conversion right	20	2	(132,254)	(51,740)	(132,254)	(51,740)
Derivative financial instruments	22	2	-	(65,375)	-	(65,375)

Financial instruments whose fair value approximates their carrying value, based on established conditions, mainly due to the short maturity period, were not disclosed.

35.1	Market risks

35.1.1 Interest rate risk

35.1.1.1 Sensitivity analysis

As of June 30, 2025, the Company held assets and liabilities linked to different types of interest rates. In the sensitivity analysis of non-derivative financial instruments, the impact was considered only on positions with values exposed to such fluctuations:

	Consolidated
	Exposure to CDI		Exposure to SOFR
Description	Rate (p.a.)	June 30, 2025	Weighted Rate (p.a.)	June 30, 2025

Exposed assets (liabilities), net	14.9%	(533,498)	4.3%	(4,293,589)

Effect on profit or loss

Interest rate devaluation by -10%	13.4%	8,286	3.9%	18,593
Interest rate devaluation by -25%	11.2%	20,715	3.2%	46,482
Interest rate appreciation by 10%	16.4%	(8,286)	4.8%	(18,593)
Interest rate appreciation by 25%	18.6%	(20,715)	5.4%	(46,482)

35.1.2       Aircraft fuel price risk (“QAV”)

The price of fuel may vary depending on the volatility of the price of crude oil and its derivatives. To mitigate losses linked to variations in the fuel market, the Company had, as of June 30, 2025, forward transactions on fuel (note 22).

55

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.1.2.1       Sensitivity analysis

The following table demonstrates the sensitivity analysis of the price fluctuation of QAV liters:

	Consolidated
	Exposure to price
	Three-month periods ended		Six-month periods ended
	June 30, 2025		June 30, 2025
Description	Average price per liter (in reais)	Expense	Average price per liter (in reais)	Expense

Aircraft fuel	4.0	(1,388,694)	4.3	(2,960,683)

Effect on profit or loss

Devaluation by -10%	3.6	138,869	3.9	296,068
Devaluation by -25%	3.0	347,174	3.2	740,171
Appreciation by 10%	4.4	(138,869)	4.7	(296,068)
Appreciation by 25%	5.0	(347,174)	5.4	(740,171)

35.1.3       Foreign exchange risk

The foreign exchange risk arises from the possibility of unfavorable exchange differences to which the Company’s cash flows are exposed.

The equity exposure to the main variations in exchange rates is shown below:

	Parent company
	Exposure to US$		Exposure to €
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	508	503	461	464
Related parties	1,518,360	2,877,759	-	-

Total assets	1,518,868	2,878,262	461	464

Liabilities and equity
Convertible debt instruments	(540,082)	(1,182,368)	-	-
Leases	-	(2,683,165)	-	-
Accounts payable	(17,427)	(173,448)	-	-
Related parties	(791,124)	(823,581)	-	-

Total liabilities	(1,348,633)	(4,862,562)	-	-

Net exposure	170,235	(1,984,300)	461	464

Net exposure in foreign currency	31,195	(320,446)	72	72

56

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
	Exposure to US$		Exposure to €
Description	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	1,227,073	76,267	2,212	6,420
Long-term investments	-	-	991,878	1,004,505
Accounts receivable	476,219	687,396	23,784	2,927
Deposits	3,308,152	3,257,360	53,835	11,581
Other assets	58,266	72,360	23,608	5,535

Total assets	5,069,710	4,093,383	1,095,317	1,030,968

Liabilities and equity
Loans and financing	(16,375,889)	(13,720,427)	-	-
Leases	(17,499,369)	(21,250,461)	-	-
Convertible debt instruments	(540,082)	(1,182,368)	-	-
Accounts payable	(2,894,479)	(3,356,243)	-	-
Airport taxes and fees	(4,996)	(3,373)	-	-
Provisions	(2,731,449)	(3,947,439)	-	-
Other liabilities	(14,972)	(31,055)	(26)	(15)

Total liabilities	(40,061,236)	(43,491,366)	(26)	(15)

Net exposure	(34,991,526)	(39,397,983)	1,095,291	1,030,953

Net exposure in foreign currency	(6,412,110)	(6,362,415)	170,526	160,178

35.1.3.1       Sensitivity analysis

	Parent company
	Exposure to US$		Exposure to €
Description	Closing rate	June 30, 2025	Closing rate	June 30, 2025

Exposed assets (liabilities), net	5.5	170,235	6.4	461

Effect on profit or loss

Foreign currency devaluation by -10%	4.9	(17,024)	5.8	(46)
Foreign currency devaluation by -25%	4.1	(42,559)	4.8	(115)
Foreign currency appreciation by 10%	6.0	17,024	7.1	46
Foreign currency appreciation by 25%	6.8	42,559	8.0	115

	Consolidated
	Exposure to US$		Exposure to €
Description	Closing rate	June 30, 2025	Closing rate	June 30, 2025

Exposed assets (liabilities), net	5.5	(34,991,526)	6.4	1,095,291

Effect on profit or loss

Foreign currency devaluation by -10%	4.9	3,499,153	5.8	(109,529)
Foreign currency devaluation by -25%	4.1	8,747,882	4.8	(273,823)
Foreign currency appreciation by 10%	6.0	(3,499,153)	7.1	109,529
Foreign currency appreciation by 25%	6.8	(8,747,882)	8.0	273,823

57

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

35.2	Credit risk

Credit risk is inherent to the Company’s operating and financial activities, mainly disclosed in cash and cash equivalents, long-term investments, accounts receivable, security deposits and maintenance reserves. The TAP Bond is guaranteed by intellectual property rights and credits related to the TAP mileage program.

Credit limits are established for all customers based on internal classification criteria and the carrying amounts represent the maximum credit risk exposure. Outstanding receivables from customers are frequently monitored by the Company and, when necessary, allowances for expected credit losses are recognized.

Derivative financial instruments are contracted on the over the counter (OTC) market with counterparties that maintain a relationship and can be contracted on commodity and futures exchanges (B3 and NYMEX), which mitigate and contribute to credit risk.

The Company assesses the risks of counterparties in financial instruments and diversifies exposure periodically.

35.3	Liquidity risk

The maturity schedules of the Company’s consolidated financial liabilities as of June 30, 2025 are as follows:

	Consolidated
Description	Carrying amount	Contractual cash flow	Until 1 year	From 2 to 5 years	After 5 years

Loans and financing	16,789,070	21,641,513	5,003,077	16,638,436	-
Leases	17,621,368	34,061,820	4,433,583	17,294,327	12,333,910
Convertible debt instruments	672,336	1,274,662	30,703	1,243,959	-
Accounts payable	4,954,338	5,486,054	3,639,138	979,728	867,188
Airport taxes and fees	1,513,017	2,150,981	772,878	557,435	820,668

	41,550,129	64,615,030	13,879,379	36,713,885	14,021,766

35.4	Capital management

The Company seeks capital alternatives in order to satisfy its operational needs, aiming for a capital structure that it considers adequate for the financial costs and the maturity terms of the funding and its guarantees. The Company’s Management continually monitors its net debt.

58

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

36. NON-CASH TRANSACTIONS

	Parent company
Description	Effect on share issuance	Debt into equity conversion	Transfer	Total

Investments	315,874	-	-	315,874
Leases	-	-	2,683,166	2,683,166
Accounts payable	-	-	164,348	164,348
Related parties	-	878,617	(2,847,514)	(1,968,897)
Equity	(315,874)	(878,617)	-	(1,194,491)
June 30, 2025	-	-	-	-

		Parent company
Description		Maintenance reserves	Transfer	Total

Deposits		(70)	-	(70)
Accounts payable		70	-	70
Leases		-	(713,115)	(713,115)
Related parties		-	713,115	713,115
June 30, 2024		-	-	-

59

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

	Consolidated
Description	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Capital increase	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Costs of DIP	Lease Modifications	Transfers	Execution of letters of credit	Total

Accounts receivable	-	-	-	-	44,857	-	(249,762)	(15,373)	11,773	-	-	-	-	-	(208,505)
Inventories	-	-	-	-	-	-	-	-	-	-	-	-	(17,585)	-	(17,585)
Deposits	-	-	-	-	37,333	-	-	(367,931)	-	-	-	-	-	648,199	317,601
Property and equipment	374,636	-	-	-	-	-	(181,356)	-	-	-	-	-	-	-	193,280
Right-of-use assets	-	468,093	-	-	-	-	-	-	752,844	234,340	-	(668,643)	57,862	-	844,496
Intangible assets	-	-	76,112	-	-	-	-	-	-	-	-	-	-	-	76,112
Other assets	-	-	-	37,050	-	-	(176,990)	-	-	-	342,182	-	(40,277)	76,400	238,365
Loans and financing	(103,136)	(284,671)	-	-	-	878,617	-	-	-	-	(342,182)	-	(38,576)	(724,599)	(614,547)
Leases	-	-	-	-	-	308,265	608,108	-	(764,848)	-	-	246,275	155,250	-	553,050
Accounts payable	(271,500)	(183,422)	(76,112)	(37,050)	(82,190)	7,608	-	383,304	231	-	-	-	(155,250)	-	(414,381)
Derivative financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	38,576	-	38,576
Provisions	-	-	-	-	-	-	-	-	-	(234,340)	-	422,368	-	-	188,028
Equity	-	-	-	-	-	(1,194,490)	-	-	-	-	-	-	-	-	(1,194,490)
June 30, 2025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Consolidated
Description	Aircraft subleasing	Acquisition of property and equipment	Acquisition of capitalized maintenance	Acquisition of intangible	Maintenance prepayment	Maintenance reserves	Sublease Compensations	Reverse factoring	Sale and leaseback	Compensation of lease	Compensation of accounts payable	Acquisition of lease	Addition the ARO	Lease Modifications	Others	Total

Accounts receivable	-	-	-	-	-	85,039	-	-	(84,633)	(69,105)	-	(11,117)	-	-	-	(79,816)
Aircraft sublease	(14,366)	-	-	-	-	-	(7,995)	-	-	-	-	-	-	-	-	(22,361)
Inventories	-	-	-	-	-	-	-	-	-	-	-	(2,261)	-	-	(15,337)	(17,598)
Deposits	-	-	-	-	-	(9,031)	-	-	-	-	-	-	-	-	-	(9,031)
Advances to suppliers	-	-	-	-	-	-	-	-	-	-	(867,948)	-	-	-	-	(867,948)
Property and equipment	-	340,309	-	-	-	-	-	-	-	-	-	(8,395)	-	-	(47,301)	284,613
Right-of-use assets	14,366	-	38,038	-	-	-	-	-	-	-	-	1,098,109	285,575	188,029	-	1,624,117
Intangible assets	-	-	-	66,611	-	-	-	-	-	-	-	-	-	-	-	66,611
Other assets	-	-	-	-	222,683	-	-	-	-	-	-	(28,367)	-	-	-	194,316
Loans and financing	-	(221,108)	-	-	-	-	-	-	-	-	-	-	-	-	-	(221,108)
Leases	-	-	-	-	-	-	7,995	-	-	69,105	-	(1,056,765)	-	(170,552)	-	(1,150,217)
Accounts payable	-	(119,201)	(38,038)	(66,611)	(222,683)	(76,008)	-	160,146	84,633	-	867,948	4,893	-	-	62,638	657,717
Reverse factoring	-	-	-	-	-	-	-	(160,146)	-	-	-	-	-	-	-	(160,146)
Provisions	-	-	-	-	-	-	-	-	-	-	-	-	(285,575)	(17,477)	-	(303,052)
Other assets and liabilities	-	-	-	-	-	-	-	-	-	-	-	3,903	-	-	-	3,903
June 30, 2024	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

60

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

37. COMMITMENTS

37.1	Aircraft acquisition

Through contracts with manufacturers and lessors, the Company committed to acquiring certain aircraft, as follows:

	Consolidated
Description	June 30, 2025	December 31, 2024

Lessors	12	17
Manufacturers	102	94
	114	111

The amounts shown below are brought to present value using the weighted discount rate for lease operations, equivalent to 16.9% (15.8% on December 31, 2024) and do not necessarily represent a cash outflow, as the Company is evaluating the acquisition of financing to meet these commitments.

	Consolidated
Description	June 30, 2025	December 31, 2024

2025	985,204	1,960,910
2026	2,846,182	2,517,365
2027	5,960,616	5,910,751
2028	5,068,450	5,284,514
2029	3,539,580	3,691,292
After 2029	1,008,861	1,088,322
	19,408,893	20,453,154

37.2	Letters of credit

The position of the letters of credit in use by the Company is followed for the following purposes:

	Consolidated
	June 30, 2025		December 31, 2024
Description	R$	US$	R$	US$

Security deposits and maintenance reserve	1,291,740	236,708	2,379,135	384,209
Bank guarantees	7,005	-	7,005	-
	1,298,745	236,708	2,386,140	384,209

61

AZUL S.A. Notes June 30, 2025 (In thousands of Brazilian reais – R$, unless otherwise indicated)

38. SUBSEQUENT EVENTS

38.1	Azul receives approvals to continue with restructuring process

In July 2025, the Company informed its shareholders and the market in general that the United States Court responsible for overseeing its financial restructuring process granted final approval to all the Company’s petitions presented during the “Second Day” hearing, to which there were no objections. The approval of the requests, which had already been granted provisionally at the "First Day" hearing, guarantees the continuity of the process, as planned by the Company, on the path towards a successful restructuring. Azul, with the support of external advisors, remains focused on finalizing the restructuring plan, designed to transform the Company’s financial future and position the business for the long term.

38.2	Azul receives final Court approval for US$1.6 billion in debtor-in-possession financing

In July 2025, the Company, announced that it has received final approval from the Court for motions in its Chapter 11 proceedings, including approval of its US$1.6 billion debtor-in possession (“DIP”) financing.

The Company also filed its previously announced agreement with AerCap, which represents the majority of the Company's aircraft lease liabilities. This agreement, subject to implementation, generates contractual benefits to Azul of approximately US$1 billion. The next omnibus hearing on the agreement will be on August 13, 2025.

38.3	Azul announces backstop commitment agreement with certain backstop commitment parties

In July 2025, the Company entered into the Backstop Commitment Agreement with certain Backstop Commitment Parties (the “BCA”). The BCA provides for a commitment to support an equity capital raise of up to US$650 million, on the terms and conditions set forth therein. The Backstop Commitment Agreement is subject to approval of the Bankruptcy Court and will notice such motion to be heard later in the Chapter 11 cases.

38.4	Azul Secures Approval for Agreement with AerCap in US Court

In August 2025, the Company announced that it has received Court’s approval for motions in its Chapter 11 proceedings, including its agreement with AerCap and the rejection of multiple leases and contracts.

These approvals mark an important step in Azul’s broader transformation plan and reflect continued momentum in its restructuring process. The agreement with AerCap, Azul’s largest lessor representing most of its aircraft and lease liabilities, is expected to provide over US$1 billion in savings in connection with the operation of its fleet, according to the Company’s estimates. The approval of the fleet-related lease and contract rejections will generate additional savings without impacting the Company’s overall fleet, routes, or ability to serve customers as these aircraft and engines were not flying.

62

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 14, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer